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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                                 Illumina, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)




                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)




                                   45232 7 10
        ----------------------------------------------------------------
                                 (CUSIP Number)





                                 January 5, 2001
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]     Rule 13d-1(b)

          [X]     Rule 13d-1(c)

          [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




                               Page 1 of 4 pages

----------------------                                       -------------------
 CUSIP NO. 45232 7 10                 13G                     PAGE 2 OF 4 PAGES
----------------------                                       -------------------


--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

           LOMBARD ODIER & CIE
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------

 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           SWITZERLAND
--------------------------------------------------------------------------------
        NUMBER OF         5   SOLE VOTING POWER

         SHARES               1,558,000
                         -------------------------------------------------------
      BENEFICIALLY        6   SHARED VOTING POWER

        OWNED BY              0
                         -------------------------------------------------------
          EACH            7   SOLE DISPOSITIVE POWER

        REPORTING             1,558,000
                         -------------------------------------------------------
         PERSON           8   SHARED DISPOSITIVE POWER

          WITH:               57,640
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,615,640
--------------------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.1%
--------------------------------------------------------------------------------
 12        TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!




                               Page 2 of 4 pages
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ITEM 1.

           (a)    NAME OF ISSUER
                  Illumina, Inc.

           (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                  9390 Towne Centre Drive
                  San Diego, CA 92121

ITEM 2.
           (a)    NAME OF PERSON FILING
                  Lombard Odier & Cie

           (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 11 rue de la Corraterie, 1204 Geneva, Switzerland

           (c)    CITIZENSHIP
                  Switzerland

           (d)    TITLE OF CLASS OF SECURITIES
                  Common Stock

           (e)    CUSIP NUMBER
                  45232 7 10

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           NOT APPLICABLE.

ITEM 4.    OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)    AMOUNT BENEFICIALLY OWNED:  1,615,640

           (b)    PERCENT OF CLASS:  5.1%

           (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)     SOLE POWER TO VOTE OR TO DIRECT THE VOTE:  1,558,000

                  (ii)    SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 0

                  (iii)   SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                          1,558,000

                  (iv)    SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                          OF: 57,640

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Of the shares held in the name of Lombard Odier & Cie, 1,558,000 are held for the benefit of the Lombard Odier Immunology Fund which is managed by Lombard Odier Fund Managers S.A. and 57,640 are held for the benefit of private or institutional clients. With respect to the shares held for the benefit of private or institutional clients, such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares and retain sole voting power with respect to such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not Applicable.




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ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF A GROUP

           Not Applicable.

ITEM 10.   CERTIFICATION

           Not Applicable.


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                  March 16, 2001                  March 16, 2001
                                  ----------------------------------------------
                                                     Date

                                  /s/ Carmela Gokok      /s/ Fernando Perez Diaz
                                  ----------------------------------------------
                                                   Signature

                                  Vice President               Assistant Manager
                                  ----------------------------------------------
                                                   Name/Title




                               Page 4 of 4 pages